Exhibit (a)(43)

                          COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.                               SUPERIOR COURT DEPARTMENT
                                           OF THE TRIAL COURT
                                           BUSINESS LITIGATION SESSION

                                           CIVIL ACTION NO. _____________

--------------------------------------------------------------------------------
BADLANDS TRUST COMPANY, LLC, an Alaska limited liability company, as trustee for MILDRED B. HOREJSI TRUST, an irrevocable Alaska trust,

Plaintiff,

v.

PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST, a
Massachusetts business trust, JOHN A. HILL, Chairman,
JAMESON ADKINS BAXTER, Vice Chairman,
GEORGE PUTNAM, III, CHARLES B. CURTIS, MYRA R. DRUCKER,
CHARLES E. HALDEMAN, JR., PAUL L. JOSKOW, ELIZABETH T. KENNAN,
W. THOMAS STEPHENS, RICHARD B. WORLEY, KENNETH R.
LEIBLER and ROBERT E. PATTERSON, Trustees,

Defendants.

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                VERIFIED COMPLAINT OF BADLANDS TRUST COMPANY, LLC
                     as trustee for MILDRED B. HOREJSI TRUST

     Plaintiff  Badlands Trust  Company,  LLC  ("Badlands,")  as trustee for the
Mildred B. Horejsi Trust (the "Mildred Trust"), for its Verified Complaint against Putnam California Investment Grade Municipal Trust ("PCA") and its Trustees, alleges as follows:

     1. This Verified Complaint is filed to stop and enjoin the wrongful conduct of PCA and its Board of Trustees. On March 19, 2007, the Board of Trustees of PCA announced that "the Board determined that the immediate liquidation of the Fund is in the best interests of all shareholders." See Exhibit 1, a true and accurate copy of which is attached hereto. The Board's announcement stated that the dissolution would begin promptly. In addition, the Board's announcement indicated that on Monday, March 26, 2007, the share transfer books of PCA will be closed, and trading of PCA's shares on the American Stock Exchange will be suspended. But such dissolution is illegal under the governing Agreement And Declaration Of Trust, which provides, as more fully stated below, that dissolution may not occur without a vote of two-thirds of the shareholders, which vote has neither been scheduled nor held. In addition, the members of the Board breached their fiduciary duties in resolving to liquidate PCA.

     2. Unless PCA's unlawful and wrongful devices and actions are stopped by the Court, PCA's stockholders, including the Mildred Trust, will be deprived of their rights under the Agreement And Declaration Of Trust.

                               THE DEFENDANTS ARE
                 A MASSACHUSETTS BUSINESS TRUST AND ITS TRUSTEES

     3. PCA is a Massachusetts Business Trust formed under an Agreement And Declaration Of Trust (hereafter, the "Trust Declaration") in 1992.

     4. Defendants John A. Hill, Jameson Adkins Baxter, George Putnam, III, Charles B. Curtis, Myra R. Drucker, Charles E. Haldeman, Jr., Paul L. Joskow, Elizabeth T. Kennan. W. Thomas Stephens, Richard B. Worley, Kenneth R. Leibler, and Robert E. Patterson are the trustees of PCA (hereafter, the "Trustees"). Messrs. Hill and Baxter are the Chairman and Vice Chairman, respectively. They are sued in their capacity as trustees of PCA.

     5. PCA has its principal place of business at One Post Office Square, Boston, Massachusetts, 02109. The Trustees also have their principal place of business at that address.

     6. PCA operates as a registered investment company under the federal Investment Company Act of 1940. It is structured as a "closed-end" mutual fund.

     7. PCA is part of a family or complex of dozens of mutual funds that use the "Putnam" name, known as the Putnam Funds complex. The funds in the Putnam Funds complex are advised and managed by Putnam Investment Management, LLC, a registered investment advisor.

     8. Under a "Management Contract" dated January 1, 2006, Putnam Investment Management, LLC acts as the investment adviser to PCA. PCA's shareholders, including the Plaintiff, pay a fee for these services.

                          THE MILDRED B. HOREJSI TRUST

     9. Mildred B. Horejsi Trust (the "Mildred Trust") is an irrevocable grantor trust domiciled and administered in the State of Alaska. The business address of the Mildred Trust is c/o Badlands Trust Company, LLC, 3301 C Street, Suite 100, Anchorage, Alaska 99003.

     10. The trustor, the late Mildred B. Horejsi, was the mother of Stewart R. Horejsi ("Mr. Horejsi"). Mr. Horejsi is a financial consultant to the Mildred Trust and is a private investor and the portfolio manager for two registered investment advisers, Boulder Investment Advisers, LLC ("BIA") and Stewart West Indies Trading Company, Ltd., doing business as Stewart Investment Advisers ("SIA").

     11. The Mildred Trust is the record owner of 100 PCA shares, beneficially owns an additional 9,000 PCA shares held in a brokerage account, and has commenced a tender offer in compliance with federal tender offer rules to acquire any and all of the PCA shares at a price of $15 per share, which exceeds the value of the Trustees' liquidation proposal.

     12. Badlands Trust Company, LLC is an Alaska limited liability company authorized under Alaska law to act as a trustee.


                             JURISDICTION AND VENUE

     13. This action arises, inter alia, under Mass. Gen. Laws Ann. ch. 182 providing for business trusts, and under Mass. Gen. Laws Ann. ch 231A providing for declaratory judgments.

     14. Mass. Gen. Laws Ann. ch 231A, ss. 1 grants jurisdiction to this Court to issue binding declarations of right, duty, status and other legal relations in cases of actual controversy between parties. Declaratory relief is necessary to afford the Mildred Trust relief from uncertainty, insecurity and controversy arising from the illegal nature of PCA's proposed liquidation and dissolution described below.

     15. Mass. Gen. Laws Ann. ch. 182 ss. 6 provides for suits against business trusts.

     16. This Court has personal jurisdiction over PCA because PCA is a Massachusetts business trust with its principal place of business in Boston, Massachusetts.

     17. Venue is proper in this court because PCA is located in this County and because the acts complained of occurred in this County.

                               FACTUAL BACKGROUND
                            The PCA Trust Declaration

     18. PCA was created by Trust Declaration dated October 5, 1992 and filed with the Secretary of State on October 8, 1992.

     19. The Trust Declaration stated in Art. IX, Section 4 that "the Trust may be terminated at any time by vote of Shareholders holding at least two-thirds of the Shares entitled to vote ... or by the Trustees by written notice to the Shareholders." (Emphasis added). The Trust Declaration stated in Art. IX,
Section 5 that the "Trust may ... liquidate or dissolve when and as authorized by the affirmative vote of the holders of not less than two-thirds of the Shares entitled to vote...." A true and accurate copy of the original Trust Declaration is attached hereto as Exhibit 2.

     20. As written in 1992, the Trust Declaration was ambiguous since it stated in Sections 4 and 5 that termination or dissolution was subject to a two-thirds vote of the shareholders, except when the trustees decided under the "or" language in Section 4 not to hold such a vote.

     21. The Registration Statement and Prospectus for PCA's shares filed with the SEC resolved that ambiguity by stating that a two-thirds vote was required for liquidation or dissolution and by stating that the Trustees had determined in the exercise of their fiduciary duties that "the two-thirds voting requirement[s], ... which are greater than the minimum requirements under the [federal Investment Company Act of 1940], are in the best interests of the Fund and its shareholders":

          The Agreement and Declaration of Trust and Bylaws include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, or to cause it to engage in certain transactions or to modify its structure. The affirmative vote of at least two-thirds of the outstanding Common Shares ... is required to authorize any of the following actions: ... (3 liquidation or dissolution of the Fund....

          The Trustees have determined that the two-thirds voting requirement[s] described above, which are greater than the minimum requirements under the [federal Investment Company Act of 1940], are in the best interests of the Fund and its shareholders generally.

Prospectus, at p. 35. A true and accurate copy of the relevant portions of the Prospectus is attached hereto as Exhibit 3.

     22. On July 13, 2001, PCA filed Amendment No. 1 to its Trust Declaration (the "2001 Trust Amendment") with the Secretary of State. The 2001 Trust Amendment purported to resolve the ambiguity in Sections 4 and 5 by removing the voting requirement for liquidation or dissolution from Section 5, while leaving
Section 4 to state that a vote might or might not be held regarding dissolution or termination. A true and accurate copy of the 2001 Trust Amendment is attached hereto as Exhibit 4.

     23. The 2001 Trust Amendment was never filed with the SEC and was never disclosed in any way to shareholders, who continued to rely on the interpretation of the Trust Declaration's voting requirements for dissolution or termination set forth in the Prospectus. The Prospectus was never amended either.

                The Mildred Trust Tender Offer and PCA's Response

     24. On January 22, 2007, the Mildred Trust announced and filed with the United States Securities and Exchange Commission ("SEC") a tender offer to purchase up to 100% of the shares of PCA. The price offered was $14.16 per share, which was above the market price of the shares at the time of the offer. A true and accurate copy of Schedule TO filed by the Mildred Trust with the SEC is attached hereto as Exhibit 5.

     25. On February 5, 2007, PCA filed Schedule 14D-9 with the SEC, providing its Board's recommendation to shareholders in response to the Mildred Trust's tender offer. The Board recommended to shareholders that they not tender shares to the Mildred Trust. Simultaneously, PCA issued a press release and a letter to its shareholders announcing this recommendation not to tender and recommending, instead, that PCA be merged with an open-end fund in the Putnam Fund complex that also invested in California municipal securities. A true and accurate copy of the February 5, 2007 PCA Press Release, as filed with the SEC, is attached hereto as Exhibit 6.

     26. Subsequently, the Mildred Trust announced on February 8, 2007, in an amendment to its tender offer, that it would not vote its shares in favor of the proposed merger. A true and accurate copy of the February 8, 2007 Amended Offer to Purchase as filed with the SEC is attached hereto as Exhibit 7. See numbered paragraph 6 at page 4 of 8.

     27. On February 16, 2007, the Mildred Trust raised its offer price from $14.16 per share to $14.75, a price that was 27(cent) per share above the highest price that PCA shares had traded at during 2007. The $14.75 per share price was also equal at that time to about 99% of the net asset value of PCA's shares. The Mildred Trust reiterated its intention to vote its shares against the proposed merger of PCA into another Putnam fund. A true and accurate copy of the February 16, 2007 Amendment No. 3 to the tender offer as filed with the SEC is attached hereto as Exhibit 8.

     28. On February 27, 2007, the Board of PCA reiterated its opposition to the tender offer of the Mildred Trust, even at the increased price, and stated that it believed "the possible outcomes for current shareholders under the tender offer would be inferior to those under the proposed merger" and "continue[d] to recommend the merger of PCA into" the previously identified alternate Putnam California fund. A true and accurate copy of PCA's February 27, 2007 letter to shareholders as filed with the SEC is attached hereto as Exhibit 9.

     29. On March 9, 2007, the Mildred Trust again raised its offer price, from $14.75 per share to $15.00 per share, a price equal at that time to 100% of the net asset value of PCA's shares and a price 21(cent) above the highest price of PCA shares at any time during 2007. It would also be the highest price paid for PCA shares in over five years. The Mildred Trust reiterated its intention to vote its shares against the proposed merger of PCA into another Putnam fund, noted that even at the lower $14.75 price it had received tenders for approximately 20% of the shares of PCA, and noted that approval of the merger would require a favorable vote of 50% of the outstanding shares. A true and accurate copy of the Mildred Trust's press release announcing the amendment, filed on March 9, 2007 with the SEC, is attached hereto as Exhibit 10.

     30. On Monday, March 19, 2007, PCA abruptly changed course. In a Press Release issued at 9:08 a.m. that morning, PCA declared that it would no longer propose to merge PCA into another Putnam California fund. Noting that the Mildred Trust had received tenders of over 20% of the shares of PCA, the PCA Board stated that because "the proposed merger would require the affirmative vote of a majority of the Fund's outstanding common shares, the Board believes that it is no longer practical to pursue the merger." See Exhibit 1.

     31. Instead, PCA announced that it would immediately commence liquidation of the assets of the fund. Despite the statements in its Prospectus that it interpreted the Trust Declaration to require a shareholder vote to dissolve or terminate the Fund, and despite the statement in the Prospectus that the Board believed "the two-thirds voting requirement[s] ... are in the best interests of the Fund and its shareholders generally," and despite the fact that PCA had never disclosed the 2001 Trust Amendment to the shareholders, PCA now announced that it believed that "pursuant to the Fund's Declaration of Trust, the Board may authorize [immediate liquidation of the Fund] without a shareholder vote." See Amendment No. 2 to Schedule 14D-9, at Item 7, filed with the SEC on March 19, 2007. A true and correct copy of PCA's Amendment No. 2 to Schedule 14D-9 is attached hereto as Exhibit 11.

     32. Moreover, PCA deliberately timed the liquidation to thwart the execution by the Mildred Trust of the tender offer and to block its shareholders who had tendered from receiving the tender offer price. According to the March 19 PCA Press Release, see Exhibit 1, "The Fund has fixed the close of business on [Monday,] March 26, 2007 as the record date for determining the shareholders entitled to receive liquidating distributions. As of that time, the share transfer books of the Fund will be closed, and trading of the Fund's shares on the American Stock Exchange will be suspended." (Emphasis added.) The Stock Exchange closes at 4:00 p.m., and PCA's usual close of business is not later than 5:00 p.m. Eastern Time. PCA is aware from the Mildred Trust's March 9 SEC filings (see Exhibit 7) that the Mildred Trust's tender offer was set to expire at 5:30 p.m. Eastern time on Tuesday, March 27, 2007, only one day after the time that PCA has now chosen as the time at which "the share transfer books of the Fund will be closed, and trading of the Fund's shares on the American Stock Exchange will be suspended."

     33. As a result of PCA's plan of liquidation, the closing of the transfer books of PCA on March 26, and suspension of trading on the American Stock Exchange, the Mildred Trust will be unable to acquire any shares under the tender offer, even if those shares have been validly tendered as of the March 27 expiration of the tender offer on that day. As a result, PCA shareholders will be deprived of their ability to tender their shares to the Mildred Trust.

                                    COUNT ONE
                   (Declaratory Judgment That Shareholder Vote
                        Is Required Terminate The Trust)

     34. The facts set forth in the preceding paragraphs are incorporated herein by reference as if set forth in full.

     35. The parties have an actual and real dispute regarding the interpretation of the Trust Declaration and its meaning. It is the Mildred Trust's belief, based on its own reading and based on statements of PCA in the Prospectus, that a shareholder vote is required in the case of any proposed liquidation or termination. In its March 19 Press Release, PCA contradicted its prior interpretation of the Trust Declaration and said such a vote was not required.

     36. Prior to the 2001 Trust Amendment the Trust Declaration was ambiguous and contradictory as to whether a shareholder vote is required prior to dissolution, liquidation or termination.

     37. Even  assuming  the 2001 Trust  Amendment  -- which  amended  Art.  IX,
Section 5 despite the language in Art. IX, Section 9 stating that "an amendment amending or affecting the provisions of ... Section ... 5 of this Article [IX]
.... shall  require the vote of  Shareholders  holding  two-thirds  of the Shares entitled to vote" -- was valid, the Trust Declaration is still ambiguous because Art. IX, Section 4 still states that a shareholder vote may or may not be held regarding any decision to liquidate, dissolve or terminate the trust.

     38. PCA itself has construed this language in its Prospectus as requiring an "affirmative vote of at least two-thirds of the outstanding Common Shares ...
to authorize ... (3)  liquidation or dissolution of the Fund...." See Exhibit 3.
Moreover, the Trustees have stated that such a construction of Art. IX, Section 4 is "in the best interests of the Fund and its shareholders generally." Id.

     39. A shareholder vote is required under the Trust Declaration prior to implementation of any proposed liquidation, dissolution or termination of the trust.

                                    COUNT TWO
                           (Breach of Fiduciary Duty)

     40. The facts set forth in the preceding paragraphs are incorporated herein by reference as if set forth in full.

     41. The trustees determination to liquidate and terminate the Fund, announced on March 19, 2007, is a violation of their fiduciary duties to the shareholders.

     42. The trustees themselves had previously acknowledged that on matters as important as liquidation, dissolution and termination of the trust that a shareholder vote "in the best interests of the Fund and its shareholders generally." See Exhibit 3.

     43. The trustees initially decided to propose a merger of PCA into another Putnam fund. When the Mildred Trust raised the price of the offer to $15.00 per share (which exceeds the per share net asset value of the fund by 8 cents per share as of the date of this Complaint) and announced that 20% of the shareholders had already tendered their shares, the trustees announced that a merger was "no longer practical" and stated that they would dissolve the fund and "provide an opportunity to [shareholders to] invest all or a portion of their liquidating distributions in ... other Putnam funds ... without paying an initial sales load." See Exhibit 1.

     44. The trustees' determination to liquidate and terminate the Fund in the face of the Mildred Trust's offer to purchase 100% of the shares at $15.00 per share wrongfully denied the shareholders the ability to recognize the full value of their shares and, in fact, if the trustee's proposal were permitted to take place, would reduce the amount shareholders receive by 8 cents per share.

     45. At each step of its response to the Mildred Trust's tender offer, PCA's trustees acted with the sole purpose of attempting to cause the shareholders to remain invested in Putnam-managed funds, first by way of merger with another Putnam fund, and later by transferring their liquidating distributions to other Putnam funds without "load" (initial sales charge).

     46. The PCA trustees' determined to force liquidation on PCA's shareholders despite the fact that the PCA shareholders are likely to receive less money upon liquidation than the price offered by the Mildred Trust and will receive that money later than pursuant to the Mildred Trust's tender offer. Even if PCA's assets can successfully be sold at net asset value, net asset value per share will be reduced, as conceded by the trustees in their March 19, 2007 press release, by costs of the liquidation, which will be paid by PCA's shareholders, further reducing their realized value from the trustee's proposal. As a result, the liquidation proceeds will likely be less than the Mildred Trust's $15.00 per share offer. In addition, the PCA trustees proposed to pay the liquidation proceeds "during the month of April" rather than promptly following expiration of the Mildred Trust's tender offer (scheduled for March 27, 2007), as the Mildred Trust would do.

     47. The PCA trustees' actions harmed the shareholders by, inter alia, (i) not letting the shareholders enjoy a sales price above net asset value; (ii) not letting shareholders enjoy a sales price above the price that shares were trading on the market; (iii) incurring liquidation costs that otherwise are not necessary; (iv) selling illiquid stocks or bonds quickly in a manner that may result in less than a fair price; (v) incurring a sales commission on sales of bonds that might otherwise be held to maturity and redeemed without commission;
(vi) causing shareholders to incur a commission on their PCA purchases, including purchases since the Mildred Trust tender offer was announced, which will now be wasted; and (vii) triggering capital gains taxes on the liquidation sales, likely both short-term and long-term, which are not exempt from California income tax, which was a primary reason some investors initially purchased the PCA shares, and (vii) forcing the fund's shareholders to assume the costs of liquidating the leveraged assets of the preferred shares of the fund which could further reduce the per share value realized by the fund's shareholders as proposed by the trustees.

     WHEREFORE, plaintiff Mildred Trust prays that the Court shall enter a judgment (i declaring that liquidation and termination of PCA Trust shall not occur without a two-thirds vote of the shareholders and (ii declaring that the trustees of PCA have violated their fiduciary duties to the shareholders in their response to the Mildred Trust tender offer, particularly in the determination to liquidate and terminate the trust announced March 19, 2007, and the determination to close PCA's transfer books and suspend trading of PCA shares on March 26, 2007.

                                   JURY DEMAND

     Plaintiff demands a trial by jury on all issues raised in the Complaint so triable.

                             Respectfully Submitted,

                             BADLANDS TRUST COMPANY,
                             LLC, AS TRUSTEE FOR THE MILDRED B.
                             HOREJSI TRUST


                             By their attorneys,


                             ---------------------------------------------------
                             John Foskett, BBO#175540
                             Robert D. Hillman/BBO# 552637
                             Deutsch Williams Brooks DeRensis & Holland, P.C.
                             99 Summer Street
                             Boston, MA 02110-1213
                             Tel: (617) 951-2300
                             Fax:(617-951-2323


                             Of Counsel:
                             James H. Hulme
                             Donald B. Mitchell, Jr.
                             ARENT FOX, LLP
                             1050 Connecticut Avenue, NW
                             Washington, D.C.  20036-5339
Dated:    March 21, 2007     Tel: (202)  857-6000

                                  VERIFICATION

     I, Stephen C. Miller, President, Badlands Trust Company, LLC, do depose and state under oath that (i I am a member of the Bar of the State of Colorado; (ii that I am the President of the Plaintiff Badlands Trust Company, LLC; (iii that I am familiar with the facts and circumstances set forth in the foregoing Verified Complaint and that I know the contents of this Complaint, and (iv that as to all matters of fact herein stated, the same are true and accurate to the best of my knowledge and belief and based upon the business records of plaintiff, and as to all matters therein stated on information and belief, I believe them to be true.

     SIGNED under the pains and penalties of perjury on this ___ day of March, 2007.

                                     -------------------------------
                                     Stephen C. Miller